Exhibit 99.2

January 7, 2010

Mr. Harold L. Hickey

EXCO Resources, Inc.

12377 Merit Drive

Suite 1700, LB 82

Dallas, TX 75251

Dear Mr. Hickey:

As requested, Haas Petroleum Engineering Services, Inc. (hereinafter referred to as “HPESI”) has prepared an estimate of certain hydrocarbon Reserves owned by EXCO Operating Company, LP, EXCO Resources (PA), Inc. and EXCO Resources (WV), Inc., each of which are wholly owned subsidiaries of EXCO Resources, Inc. (hereinafter collectively referred to as “EXCO”) as of December 31, 2009. The properties examined in this report include Haynesville shale Reserves located in Louisiana and Texas, Marcellus shale Reserves located in Pennsylvania and West Virginia, and Huron shale Reserves located in West Virginia. The Reserves included in this examination represent 16.5 percent of EXCO’s total Proved Reserves. As of December 31, 2009, EXCO’s net Reserves, FNI, and NPV discounted at 10 percent per annum have been estimated to be as follows:

TABLE 1

	Net Reserves - As of 1/1/2010
Reserve Class/Cat	Oil & Condensate (bbl)	Natural Gas (Mcf)	FNI ($)	NPV Disc. @ 10% ($)
Proved Producing—Haynesville	—	30,909,316	66,983,453	51,234,059
Proved Producing—Huron—Marcellus	—	4,289,851	10,323,348	5,599,004

Proved Producing All Reservoirs	—	35,199,167	77,306,801	56,833,063
Proved Non-Producing—Haynesville	—	2,552,689	6,115,434	4,890,816
Proved Undeveloped—Haynesville	—	120,361,758	225,244,000	147,028,719

Total Proved	—	158,113,614	308,666,235	208,752,598

FNI is after deducting estimated operating and future development costs, severance and ad valorem taxes, but before Federal income taxes. Total net Proved Reserves are defined as those natural gas and hydrocarbon liquid Reserves to EXCO’s interests after deducting all royalties, overriding royalties, and reversionary interests owned by outside parties that become effective upon payout of specified monetary balances. All Reserves estimates have been prepared using standard engineering practices generally accepted by the petroleum industry and conform to guidelines developed and adopted by the United States Securities and Exchange Commission (“SEC”). Natural gas Reserves are expressed in thousand standard cubic feet (“Mcf”) at the contractual pressure and temperature bases.

EXCO Resources, Inc.

January 18, 2011

RESERVES ESTIMATE METHODOLOGY

The Reserves estimates contained in this report have been prepared using standard engineering practices generally accepted by the petroleum industry. Decline curve analysis was used to estimate the remaining Reserves of pressure depletion reservoirs with enough historical production data to establish decline trends. Non-producing Reserves were estimated using a combination of volumetric analysis, and research of analogous reservoirs. The maximum remaining Reserves life assigned to wells included in this report is 50 years. This report does not include any gas sales imbalances.

In the process of preparing EXCO’s Reserves estimates, we have relied upon data furnished by EXCO related to historical production rates, pressure data, core data, geologic structure and isopach maps, and well logs. We accepted the data as presented unless, in the course of our review, something came to our attention regarding the validity or sufficiency of the data. In such a case, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto, or had independently verified such information or data.

RESERVES CLASSIFICATION

The Reserves estimates contained in this report conform to guidelines specified by the SEC. For more information regarding Reserves classification definitions see Appendix A. A complete discussion of the Reserves classification definitions can be found on the United States Government Printing Office website ( www.gpoaccess.gov ).

COMMODITY PRICES

Pursuant to SEC guidelines, the cash flow projections in this report are based on the unweighted 12 month arithmetic average of the first-day-of month natural gas prices for January through December 2009 for natural gas delivered at Henry Hub, as published in Platts Gas Daily. This unweighted arithmetic average cash market price for natural gas delivered at Henry Hub during this time period was $3.87 per MMBTU. The Henry Hub reference price was held constant throughout the life of the wells and is adjusted for BTU content, basis differentials, marketing and transportation costs, resulting in a weighted average net price of $2.92.

OPERATING EXPENSES & CAPITAL COSTS

In most cases, the lease operating costs used in this evaluation represent the average of recent historical monthly operating costs. In cases where historical costs were not available or deemed to be unreliable, operating costs were estimated based on knowledge of analogous wells producing under similar conditions. The lease operating expenses in this report represent field level operating costs and only include COPAS charges for properties that are not operated by EXCO.

Capital costs were estimated using recent Authority for Expenditure (“AFE”) documents. AFE documents provided by EXCO have been checked for reasonableness. For the purpose of this report, salvage value for each project was assumed to be equal to the abandonment costs.

Pursuant to SEC guidelines, operating expenses and capital costs were not escalated in this evaluation.

DISCLAIMERS

All information pertaining to the operating expenses, prices, and the interests of EXCO in the properties appraised has been accepted as represented. It was not considered necessary to make a field examination of the appraised properties. Data used in performing this appraisal were obtained from EXCO, public sources, and our own files. Supporting work papers pertinent to the appraisal are retained in our files and are available to you or designated parties at your convenience. In preparing our estimates of proved reserves, we used all methods and procedures as we considered necessary under the circumstances to prepare this report.

EXCO Resources, Inc.

January 18, 2011

It was beyond the scope of this HPESI report to evaluate the potential environmental liability costs from the operation and abandonment of these properties. In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and reporting requirements. Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the forecasts presented herein.

The Proved Reserves presented in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered; and, if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the product prices and the costs incurred in recovering these Reserves may vary from the price and cost assumptions in this report. In any case, quantities of Proved Reserves may increase or decrease as a result of future operations.

HPESI is independent with respect to EXCO as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

We appreciate this opportunity to have been of service and hope that this report will fulfill your requirements.

Respectfully submitted,

Haas Petroleum Engineering Services, Inc. F-0002950

/s/ Robert W. Haas, P.E.
Robert W. Haas, P.E.

/s/ W. Brent Haas, P.E.
W. Brent Haas, P.E.

RWH/WBH: arm

Attachments